CAESARS ACQUISITION COMPANY

One Caesars Palace Drive

Las Vegas, Nevada 89109

                             May 8, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jaime G. John, Branch Chief

Re:	Caesars Acquisition Company
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 16, 2015
File No. 1-36207

Dear Ms. John:

This letter responds to the comment letter (the “Comment Letter”) dated April 24, 2015 regarding the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) of Caesars Acquisition Company (the “Company”). For the convenience of the Staff, we have reproduced the Staff’s comments in bold type and have followed each comment with the Company’s response.

General

1.	We note in the Form 10-K for the fiscal year ended December 31, 2014 for Caesars Entertainment Corporation that certain litigation and Noteholder Disputes raise substantial doubt about their ability to continue as a going concern. Please describe to us how the litigation described on pages 47 and 48 of this 10-K impacts your analysis of your ability to continue as a going concern.

The Company’s analysis of its ability to continue operating as a going concern begins with an evaluation of whether relevant conditions and events, considered in the aggregate, indicate that there is substantial doubt that the Company will be able to meet its obligations as they become due within one year after the date the financial statements contained in the 2014 Form 10-K were issued (or became available to be issued)—or March 16, 2016.

We do not believe that the litigation discussed on pages 47 and 48 of the 2014 Form 10-K impacts our analysis of our ability to continue as a going concern. We express no view on the impact that the Bondholder Litigation might have on Caesars Entertainment Corporation’s analysis of its ability to continue as a going concern, but it is important to note that the claims asserted against the Company represent only a subset of claims asserted against Caesars Entertainment Corporation. Based on the facts as known to us at the time of our filing (and also today), we believe

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May 8, 2015

that it is unlikely that any final determination of the claims asserted against the Company in UMB Bank v. Caesars Entertainment Corporation, et al., C.A. No. 10393 (Del. Ch. filed Nov. 25, 2014) (the “First Lien Lawsuit”) and Wilmington Savings Fund Society, FSB v. Caesars Entertainment Corporation, et al., C.A. No. 10004 (Del. Ch. filed Aug. 24, 2014) (the “Second Lien Lawsuit”) would be completed prior to March 16, 2016. Accordingly, we also believe that it is unlikely the First Lien Lawsuit or Second Lien Lawsuit would cause the Company to become unable to meet its obligations as they become due prior to March 16, 2016.

Specifically, the status and timing of the First Lien Lawsuit and the Second Lien Lawsuit are affected by pending cases under Chapter 11 of the United States Bankruptcy Code involving Caesars Entertainment Operating Company, Inc. (“CEOC”) and its subsidiaries. On January 12, 2015, certain creditors of CEOC filed an involuntary bankruptcy petition against CEOC. On January 15, 2015, CEOC filed a voluntary bankruptcy petition. Both bankruptcy cases are now pending before the United States Bankruptcy Court for the Northern District of Illinois. On January 15, 2015, the First Lien Lawsuit was voluntarily stayed on consent of all parties. With respect to the Second Lien Lawsuit, the only claims asserted against the Company or its subsidiary, Caesars Growth Partners, LLC (“CGP LLC”) seek avoidance of alleged intentional and constructive fraudulent transfers. The plaintiff in the Second Lien Lawsuit has acknowledged in pleadings in the bankruptcy cases that it does not challenge that the claims asserted against the Company and CGP LLC were automatically stayed by the filing of the CEOC bankruptcy petitions. Accordingly, it appears that only the debtor, CEOC, would have standing to bring such claims, unless the Bankruptcy Court orders otherwise. The debtor has not indicated an intention to bring such claims, nor has any party sought standing to bring such claims. Additionally, on March 12, 2015, the Bankruptcy Court issued an order appointing an examiner; the order contains no limitation on the timing of the examiner’s investigation of potential causes of action, and provides that the earliest date on which any party may move to limit the scope of the examiner’s investigation is approximately one hundred (100) days following the date of the order.

If an adversary proceeding is brought against the Company or CGP LLC seeking avoidance of any alleged actual or constructive fraudulent conveyances, the Company and CGP LLC intend to defend any such claim vigorously. The procedural and substantive motion practice and factual and expert discovery ordinarily attendant to lawsuits alleging actual or fraudulent transfer litigation typically take from several months to a year or more, after which summary judgment motions, pre-trial motions, a trial, and appeals may follow.

While the actual length of litigation depends on tactical choices made by the parties as well as rulings by the Bankruptcy Court, based on the facts as known to us at the time the Company filed the 2014 Form 10-K (and also today), we believe that it is unlikely that any final determination of the claims would be completed prior to March 16, 2016 and, thus, that no such determination would cause the Company to become unable to meet its obligations as they become due prior to March 16, 2016.

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May 8, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Goodwill and Other Non-Amortizing Intangible Assets, page 79

2.	We note that CGP LLC’s goodwill and other non-amortizing intangible assets are at risk for further partial or total impairment should they experience “minor adverse changes” in their significant assumptions. For each reporting unit that is at risk of failing step one of the impairment test (defined in ASC 350) please tell us and consider disclosing the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test and

•	The amount of goodwill allocated to the reporting unit.

Also, your disclosure indicates that the reporting unit level for long-lived assets is the individual property. Please confirm whether reporting units for goodwill impairment testing is similarly at the individual property level.

We hereby confirm that the reporting units for goodwill impairment testing are the individual property level. Our annual assessment is conducted as of October 1 of each year, such that the amounts reported in our annual report as of December 31, 2014 are based upon this annual assessment. We supplementally advise the Staff that, as of December 31, 2014, the estimated fair value of goodwill for all of our reporting units, other than Bally’s Las Vegas, exceeded their carrying values by greater than 25% as follows:

		Estimated Fair
Reporting Unit	Carrying Value	Value	Margin	Allocated Goodwill *
	($ in millions)
Bally’s Las Vegas	$1,019	$720	(29%)	$65.4
Interactive Entertainment - Social & Mobile games	244	1,900	678%	85.6
Harrah’s New Orleans	434	790	82%	123.5
Planet Hollywood	604	1,400	132%	25.2

				$299.7

*	balance after December 31, 2014 impairment charge

Based upon the final impairment assessment, we recorded an impairment charge of approximately $147.5 million related to our Bally’s Las Vegas property during the fourth quarter, 2014. The step two valuation procedures, completed only for Bally’s Las Vegas, are particularly sensitive to various assumptions and inputs, which to the extent those assumptions and inputs change, could have changed the resulting impairment charge. As noted in our Critical Accounting Policies and Estimates in Management’s Discussion and Analysis in our Form 10-K for the year ended December 31, 2014:

To the extent the gaming volumes deteriorate further in the near future, discount rates increase significantly, or CGP LLC does not meet its projected performance, CGP LLC could have impairments to record in the next twelve months, and such impairments could be material. This is especially true for any of our properties where goodwill and other non-amortizing intangible assets have been partially impaired as a result of a recent impairment analysis. [emphasis added]

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We respectfully advise the Staff that we will revise future filings to disclose the following additional specific details:

•	the reporting units for which the estimated fair value significantly exceeded their carrying values (i.e. not at risk of failing step one as their estimated fair value exceeds their carrying value by greater than 25%);

•	the percentage by which the estimated fair value exceeded carrying value for those reporting units at risk of failing step one;

•	the amount of goodwill allocated to the reporting units at risk of failing step one; and

•	clear disclosure of the specific reporting units where a minor adverse change in assumptions used in the assessment could result in an impairment charge.

Item 8. Financial Statements and Supplementary Data – Caesars Acquisition Company

Note 10 – Related Party Transactions

Investment in Notes from Related Party, page 111

3.	We note that the distribution of the CEOC Notes from CGP is accounted for as a reduction of Additional Paid in Capital. Please clarify to us the basis for your accounting treatment of this distribution.

As the Company and CEOC are entities under common control, the Company evaluated the recognition and classification of the CEOC Notes received in the August 6, 2014 distribution from CGP LLC by consideration of guidance related to notes receivable from shareholders. Specifically, we considered by analogy the guidance in ASC 505-10, Equity - Overall (“ASC 505-10”). Specifically paragraph 45-2 of ASC 505-50, which states (emphasis added):

An entity may receive a note, rather than cash, as a contribution to its equity. The transaction may be a sale of capital stock or a contribution to paid-in capital. Reporting the note as an asset is generally not appropriate, except in very limited circumstances in which there is substantial evidence of ability and intent to pay within a reasonably short period of time. Consequently, the predominant practice is to offset the notes and stock in the equity section. However, such notes may be recorded as an asset if collected in cash before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25).

Further, we also considered by analogy the guidance in SEC Staff Accounting Bulletin Topic 4.E, “Receivables From Sale of Stock,” that states, in part:

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The amount recorded as a receivable should be presented in the balance sheet as a deduction from stockholders’ equity. This is generally consistent with Rule 5-02.30 of Regulation S-X which states that accounts or notes receivable arising from transactions involving the registrant’s capital stock should be presented as deductions from stockholders’ equity and not as assets.

Given the economic situation of CEOC at the time of the distribution there was not substantial evidence of CEOC’s ability and intent to repay the Company under the terms of the CEOC Notes. Therefore, the CEOC Notes were recognized and classified as a reduction (debit) to additional paid-in capital on CAC’s balance sheet.

Exhibit 99.1 - Financial Statements of Caesars Growth Partners, LLC

Note 1- Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 14

4.	We note your disclosure on page 15 with respect to Interactive Entertainment that CIE must estimate the amount of outstanding purchased virtual currency at each reporting period because they are unable to distinguish between the consumption of purchased or free virtual currency. Please provide additional details regarding the methods used to allocate your virtual currency between purchased currency and free currency.

We respectfully advise the Staff that we do not allocate virtual currency between purchased currency and free currency. The only allocation that is required is to allocate purchased currency between consumed and not consumed as of a respective reporting date.

As the Company’s virtual coin pricing may vary with each purchase and across each platform, the Company does not convert each purchase of coins into a price per coin. Instead, the Company tracks each individual purchase, the dollar value of that purchase, and then estimates the consumption rate of those virtual coins.

To estimate the consumption rate of virtual coins, the Company gathers the data for all customer purchases and stratifies the data according to the number of transactions by each of the paying players. Within each stratification, the Company estimates the consumption rates based upon the duration in between individual purchases. Based upon the Company’s estimates of the consumption rate, the Company calculates the percentage of each individual purchase (not the total account balance) that has not been consumed at each reporting date.

For example, assume a user for which we calculate a consumption rate of 10 days based upon historical customer behavior. If that customer made a purchase 3 days prior to the end of the reporting period, 30% of that customer’s purchase (3 days elapsed prior to the reporting date, divided by the consumption rate of 10 days) would be considered to be consumed, and 70% of that customer’s purchase (7 days remaining in the consumption period divided by the consumption rate of 10 days) would be recorded as deferred revenue at period end.

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Note 12 – Litigation, Contractual Commitments and Contingent Liabilities

Horseshoe Baltimore, page 37

5.	We note the various lawsuits related to the Horseshoe Baltimore. Please tell us the consideration you gave to the disclosure requirements in ASC 450-20-50.

Please see the first 3 paragraphs of the response to question 6 below regarding the Company’s procedures and review processes regarding pending legal matters.

The Company supplementally advises that based on information available at the time it filed the 2014 Form 10-K, while a loss in connection with the Horseshoe Baltimore matter was reasonably possible, the aggregate amount of reasonably possible losses could not be estimated due to the early stages of the litigation.

Further, in light of the Staff’s comments, beginning with our next quarterly report on Form 10-Q, we will explicitly state whether we believe a loss is reasonably possible and if so, that the amount of reasonably possible loss or range of loss is immaterial or provide an estimate of the loss or range of loss, or disclose that an estimate cannot be made, as appropriate.

CEOC Bondholder Litigation, page 38

6.	We note on page 40 that “given the uncertainty of litigation combined with the fact that such matters are each in their very preliminary stages...” you cannot provide the “range of potential losses.” Please supplementally explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and tell us the specific factors that are causing the inability to estimate a range for each material matter. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

Additionally, ASC 450 does not use the term “potential”; therefore, in future filings please provide disclosure relative to reasonably possible losses.

We hereby supplementally advise the Staff that the Company undertakes a review process on a quarterly basis that examines the status of pending legal matters and attempts to estimate, if possible, a range of reasonably possible loss. Specifically, internal counsel is responsible for identifying and supervising legal matters affecting the Company. Internal counsel seeks guidance from external counsel as to the nature of potential outcomes for legal matters affecting the Company, the likelihood of such potential outcomes occurring, and the range of reasonably possible losses associated with those potential outcomes that should be considered in establishing an accrual or making a disclosure. Internal counsel communicates to the Finance Department any legal matters that have a reasonable possibility of loss for the Company which would require payment by the Company of at least a threshold amount for settlement or other resolution. Prior to each quarter-end, the Finance Department coordinates a legal status meeting with members of the Legal Department

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and other Company representatives to assess the status of any ongoing legal matters. At this meeting, the status of all significant legal contingencies are reviewed and supervising in-house attorneys update the group on the status of each matter and highlight any material developments since the last meeting. If at this point it is determined that a loss is probable or reasonably possible, the specific facts of the legal matter are discussed, focusing on the “probability” of a loss and whether the facts are sufficient at that time to establish a “reasonable estimate” of a loss or range of loss. In order to determine this, the group evaluates numerous factors such as those described in ASC 450-20-55-12 as well as other similar matters that could be considered precedent for that particular matter.

The Finance and Legal Departments also discuss the conclusions regarding significant legal matters, including items which may result from the above analysis, with the members of the Audit Committee of the Company’s Board of Directors at each meeting at which SEC financial statement disclosures and filings are reviewed and approved, and with the members of the Audit Committee of the Board of Directors at each quarterly meeting of the Board of Directors, and address any questions raised by the Audit Committee.

Any legal matters which are under development at the time of the Company’s quarterly status meeting, or which are known to have significant milestones that occur after the status meeting, are monitored closely by the Legal Department to ensure any material changes are appropriately considered by the Finance Department and addressed prior to the filing of the Company’s financial statements.

Specifically, the Legal Department closely monitored the litigation discussed on pages 38 through 40 of Exhibit 99.1, Financial Statements of Caesars Growth Partners, LLC (the “CGP Financial Statements”) and provided updates to the Company’s Finance Department and the Audit Committee. The Company also reviewed its disclosure with outside counsel.

Based on the facts as known to us at the time of our filing (and also today), we are unable to estimate a range of reasonably possible losses. As noted in the CGP Financial Statements, the inability to estimate a range of losses is due to the uncertainty of the litigation and the fact that the matters are in preliminary stages. The First Lien Lawsuit has a motion to dismiss outstanding that has yet to be decided, and, as noted above, the timing of both the First Lien Lawsuit and the Second Lien Lawsuit is affected by pending cases under Chapter 11 of the United States Bankruptcy Code involving CEOC and its subsidiaries. As discussed above, the First Lien Lawsuit was voluntarily stayed on consent of all parties and the plaintiff in the Second Lien Lawsuit has acknowledged in pleadings in the bankruptcy cases that it does not challenge that the claims asserted against the Company and CGP LLC are automatically stayed. Furthermore, given the nature of the claims filed, it is not presently possible to estimate a range of losses. Plaintiffs have yet to specify the amounts in money damages sought and have not issued any settlement demands. The primary claims Plaintiffs assert are fraudulent transfer claims that seek the return of transferred assets that generate variable revenues over time. Moreover, even if Plaintiffs’ fraudulent transfer claims are successful, the likely impact of Plaintiffs’ recovery on the Company is unclear as the Company might assert a successful “good faith” defense, which would afford it a lien on the returned assets in the amount of consideration provided by the Company to purchase the assets. The value of that lien would depend on numerous factors including, among others, the total balance of assets available in

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the debtor’s estate, the total amount of claims against that estate, the number and amount of additional liens placed on the returned assets, distribution rights and priorities awarded to other creditors by the Court, and the available options and timeframe for liquidating the value of the lien. Given these factors, we determined that we could not reasonably estimate the Company’s potential liability in the matter.

The Company understands that an inability to estimate the range of loss with confidence or precision does not mean the range of loss should not be disclosed, and the Company undertakes to continuously manage and monitor each outstanding litigation and to reassess its ability to estimate a range of reasonably possible losses as each litigation progresses through the legal process.

Additionally, the Company acknowledges the Staff’s comment regarding ASC 450 and use of the term “potential”; and undertakes to provide disclosure relative to reasonably possible losses in future filings.

*    *    *    *

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once you have had time to review our responses to the Staff’s comments, we would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (702) 407-6000. Written correspondence to the Company may be directed to my attention at One Caesars Palace Drive, Las Vegas, Nevada.

Sincerely,

/s/ Craig Abrahams

Craig Abrahams

Chief Financial Officer

cc:	Mitch Garber, Caesars Acquisition Company
Michael D. Cohen, Caesars Acquisition Company
Michael A. Treska, Latham & Watkins LLP
Christopher Harris, Latham & Watkins LLP